FREESEAS INC.
93 Akti Miaouli
Piraeus, Greece
November 9, 2005
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	FreeSeas Inc. (the “Company”) Registration Statement on Form F-1, as amended File No. 333-124825
Ladies and Gentlemen:
     The Company hereby requests that the above-referenced Registration Statement on Form F-1, as amended, be declared effective at 12 noon on Thursday, November 10, 2005, or as soon thereafter as practicable.
     If you have any questions with respect to this request, please call Nina S. Gordon of Broad and Cassel, counsel to the Company, at (561) 218-8856.

Very truly yours,
/s/ George D. Gourdomichalis
George D. Gourdomichalis
President

FREESEAS INC.
93 Akti Miaouli
Piraeus, Greece
November 9, 2005
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	FreeSeas Inc. (the “Company”) Registration Statement on Form F-1, as amended File No. 333-124825
     Ladies and Gentlemen:
     This letter is to acknowledge that, in connection with our request for acceleration of the effective date of the above-referenced registration statement:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve FreeSeas Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	FreeSeas Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ George D. Gourdomichalis
George D. Gourdomichalis
President